# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crypto Co, CIK 0001688126
CUSIP: 22906C1027
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 23823 MALIBU ROAD, 23823 MALIBU ROAD, MALIBU, California (CA), 90265
Date of event which requires filing of this statement: 10/20/2025
Amends the filing with accession number 0001384911-24-000007
Filed by CIK 0001384911
Persons authorized to receive notices and communications: MARK ANDREW URAM, 1215 ALENE DR, PLAINFIELD, Illinois (IL), 60586-2224, 3123420782

## Reporting persons
- URAM MARK ANDREW (CIK 0001384911): type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); source of funds: personal funds (PF); sole voting power 674,000,000; shared voting power 0; sole dispositive power 674,000,000; shared dispositive power 0; aggregate amount beneficially owned 674,000,000 (14.1% of the class)
  Comment: Reporting Person:
  
  (1) The 674,000,000 shares of Common Stock beneficially owned by the Reporting Person consist of 674,000,000 shares of Common Stock directly owned by Mr. Mark Uram, held in street name through the Depository Trust Company.
  
  (2) The aggregate percentage of Common Stock reported as owned by the Reporting Person is based on the Issuer's disclosure that it had 4,774,311,278 shares of Common Stock outstanding as of October 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 MALIBU ROAD, 23823 MALIBU ROAD, MALIBU, California (CA), 90265

## Item 2. Identity and Background
Name of person filing: (a) Mark Andrew Uram
Residence or business address: (b) 1215 Alene Drive, Plainfield, Illinois 60586
Present principal occupation or employment: (c) Individual Investor
Criminal convictions in the last five years: (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, subjected the Reporting Person to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws.
Citizenship: (f) United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Between July 12, 2024, and August 29, 2025, the Reporting Person acquired an aggregate of 674,000,000 shares of the Issuer's common stock, par value $0.001 per share, for an aggregate purchase price paid entirely from personal funds. All shares are held in street name through the Depository Trust Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is incorporated into this Item 4 by reference.

Subject to applicable legal requirements, the Reporting Person may, from time to time, acquire additional securities of the Issuer in open market or privately negotiated transactions. Any such acquisitions will depend on the Reporting Person's evaluation of the Issuer's business, prospects, and financial condition; the market demand for the Issuer's securities; developments relating to the Issuer; the Issuer's response to the Reporting Person's ownership; other investment opportunities available to the Reporting Person; and prevailing economic, money market, and stock market conditions. Likewise, depending on these same factors, the Reporting Person may dispose of all or a portion of its holdings in the Issuer at any time. The Reporting Person reserves the right to adjust its holdings on such terms and at such times as it deems appropriate.

Except as described in this Item 4 and in Item 6 below, the Reporting Person has no present plan or proposal that relates to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Act"). However, the Reporting Person reserves the right to propose or participate in future transactions that may result in one or more of such actions, including, without limitation, an extraordinary corporate transaction (such as a merger, reorganization, or liquidation), a sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions that could result in the Common Stock becoming eligible for termination of registration under Section 12(g) of the Act.

The Reporting Person further reserves the right to change its investment intent at any time; to acquire additional shares of Common Stock or other securities of the Issuer; or to sell or otherwise dispose of some or all of its holdings (including any securities convertible into Common Stock) in any manner permitted by law. The Reporting Person may also, in the ordinary course, engage in transactions with financial institutions involving the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) See Items 11 and 13 of the cover page of this Schedule 13D/A for the aggregate number of shares of Common Stock and the corresponding percentage of the outstanding class beneficially owned by the Reporting Person. The percentage ownership is based on the Issuer's disclosure that 4,774,311,278 shares of Common Stock were outstanding as of October 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See Items 7 through 10 of the cover page of this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Person has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or dispose. The percentage ownership is based on the Issuer's disclosure that 4,774,311,278 shares of Common Stock were outstanding as of October 20, 2025.
Transactions in the class effected during the past sixty days: (c) Except as disclosed in this Schedule 13D/A, the Reporting Person has not effected any transactions in the class of securities reported herein during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or any pledge or contingency the occurrence of which would give another person voting or investment power over any securities of the Issuer.

## Signatures
- URAM MARK ANDREW: Mark Andrew Uram, Reporting Person (10/20/2025)